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                               [NOCOPI LETTERHEAD]


                                  May 13, 2005

VIA FILING ON EDGAR

Larry Spirgel, Assistant Director
O. Nicole Holden, Staff Accountant
Kyle Moffat, Accountant Branch Chief
Division of Corporation Finance
450 Fifth Street, NW
Washington D.C. 520549

Re:  Letter dated April 22, 2005 to: Nocopi Technologies, Inc.
     Form 10-KSB for the fiscal year ended December 31, 2004
     Filed: March 31, 2005
     File No. 000-20333

Dear Messers. Spirgel and Moffat and Ms. Holden:

          Reference is hereby made to the letter dated April 22, 2005 from Larry Spirgel regarding the 10-KSB filed by Nocopi Technologies, Inc. (the "Company") on March 31, 2005 (the "SEC Letter"). In accordance with your request, the following addresses your comments and provides the requested supplemental information.

Item 8A, Controls and Procedures, page 13

1. Please revise to clarify whether or not your principal executive officer and principal financial officer concluded, as of December 31, 2004, that your disclosure controls and procedures were effective.

          The Company's principal executive officer and principal financial officer concluded, as of December 31, 2004, that the Company's disclosure controls and procedures are effective.

2. Please note that if you choose to discuss the definition of "disclosure controls and procedures" as part of those officers' conclusions, you should either include the definition in its entirety as set out in Securities Exchange Act Rule 13a-15(e), or simply disclose that your principal executive and principal financial officer concluded, as of December 31, 2004, that your disclosure controls and procedures were effective.

          The Company's principal executive officer and principal financial officer concluded, as of December 31, 2004, that the Company's disclosure controls and procedures are effective.
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3.   When revising to disclose your officers' conclusions as to the effectiveness of Nocopi's disclosure controls and procedures, please also indicate whether or not (1) your disclosure controls and procedures are DESIGNED to provide reasonable assurance and (2) are effective at that reasonable assurance level.

          The Company's disclosure controls and procedures are designed to provide reasonable assurance that material information required to be included in its periodic SEC reports is recorded, processed, summarized and reported within the time periods specified in the relevant SEC rules and forms. The Company's disclosure controls and procedures are effective at providing such reasonable assurance.

4. Item 308(c) of Regulation S-B requires the following disclosure about your internal controls:

   - whether or not there was ANY changes (not just significant changes) in your internal controls

   - that occurred during your fourth fiscal quarter (not just subsequent to the date of their evaluation);

   - that have MATERIALLY affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

          There have been no changes in the Company's internal controls or in other factors that occurred during the fourth fiscal quarter of 2004, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 6, Management's Discussion and Analysis of Results of Operations and Financial Condition, page 7


5. Tell us and disclose whether or not you have had any off-balance sheet arrangements, as required by Item 303 of Regulation S-B.

          The Company does not have any off-balance sheet arrangements.

Results of Operations, page 8

6. We note that your revenues are derived from royalties paid by licensees of technologies, fees for the provision of technical services to licensees and from the direct sale of products. Provide us with more details of your revenue recognition policy for each revenues stream and refer to your basis in the accounting literature. Also, tell us more of the nature of the technical services provided to licensees and the relationship of these services to the license agreements.

          License fees and royalties are recognized when the license term begins. Upon inception of the license term, revenue is recognized in a manner consistent with the nature of the transaction and the earnings process, which generally is ratably over the license term. The Company's policy for recognition of license fees is in accordance with SAB Topic 13.A.3(d).
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          Product sales are recognized upon shipment of products, when the price is fixed or determinable and collectibility is reasonably assured. The Company's policy for recognition of product sales is in accordance with SAB Topic 13.A.1.

          Fees for technical services are recognized when the service has been rendered, and an arrangement exists, the price is fixed or determinable based upon a per diem or hourly rate and collectibility is reasonably assured. The Company's policy for recognition of fees for technical services is in accordance with SAB Topic 13.A.1.

          Technical services, in the form of on-site or telephone consultations by members of the Company's technical staff may be offered to licensees of the Company's technologies. If required by the licensee, the consulting fees are billed at agreed upon per diem or hourly rates upon the provision of services.

          In connection with the foregoing, the Company hereby acknowledges that
(i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                    Very truly yours,


                                                 /s/ Rudolph A. Lutterschmidt
                                                 ------------------------------
                                                 Rudolph A. Lutterschmidt
                                                 Vice President, CFO and CAO

                                                 /s/ Michael A. Feinstein, M.D.
                                                 ------------------------------
                                                 Michael A. Feinstein, M.D.
                                                 CEO